UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                      For the year ended December 31, 2002

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from_____to_____.

                           Commission File No. 1-13783

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

     B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Integrated Electrical Services, Inc.
                         1800 West Loop South, Suite 500
                              Houston, Texas 77027

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(K) RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)







                               INTEGRATED ELECTRICAL SERVICES, INC.
                                  401(K) RETIREMENT SAVINGS PLAN



                                         Table of Contents



                                                                                              Page
Independent Auditors' Report                                                                    2

Report of Independent Public Accountants                                                        3

Financial Statements:
     Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and
        2001                                                                                    4
     Statement of Changes in Net Assets Available for Plan Benefits for the
        year ended December 31, 2002                                                            5
     Notes to Financial Statements                                                              6

Supplemental Schedules:

Schedule 1 - Schedule G, Part III - Schedule of Nonexempt Transactions for the
     year ended December 31, 2002                                                              13

Schedule 2 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2002                                                                   18



All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                          Independent Auditors' Report



The Administrative Committee of the
Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III - schedule of nonexempt transactions for the year ended December 31, 2002 and supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    KPMG LLP


Houston, Texas

June 27, 2003

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's Filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the Filing on Form 11-K. See Exhibit 23.2 for further discussion.]



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
the Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, and schedule G, Part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Houston, Texas
May 8, 2002


                        INTEGRATED ELECTRICAL SERVICES, INC.
                           401(k) RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Plan Benefits

                             December 31, 2002 and 2001


                                                              2002           2001
                                                          ------------   ------------
Assets:
     Investments, at fair value                           $ 82,114,179   $101,093,144
     Accrued income                                             21,713         26,989
     Contributions receivable:
        Employee                                               287,430        309,044
        Employer                                                68,771           --
     Cash, non-interest bearing                                 64,468          6,000
                                                          ------------   ------------
                 Total assets                               82,556,561    101,435,177
                                                          ------------   ------------
Liabilities:
     Accrued liabilities                                       196,081        142,192
     Excess contributions payable                              257,548        429,555
                                                          ------------   ------------
                 Total liabilities                             453,629        571,747
                                                          ------------   ------------
                 Net assets available for plan benefits   $ 82,102,932   $100,863,430
                                                          ============   ============
See accompanying notes to financial statements



                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002


Net investment income (loss):
     Interest                                                     $     477,339
     Dividends                                                          677,720
     Net depreciation in fair value of investments                  (17,528,353)
                                                                  -------------
                                                                    (16,373,294)
                                                                  -------------
Contributions:
     Employee                                                        15,467,474
     Employer                                                         2,807,278
     Rollovers                                                          411,245
                                                                  -------------
                                                                     18,685,997
                                                                  -------------

Transfers from other plans (note 5)                                   1,334,650
Transfers to other plans (note 6)                                    (7,200,114)
Withdrawals                                                         (14,603,362)
Excess contributions                                                   (257,548)
Administrative expenses                                                (346,827)
                                                                  -------------
                 Net decrease                                       (18,760,498)

Net assets available for plan benefits:
     Beginning of year                                              100,863,430
                                                                  -------------
     End of year                                                  $  82,102,932
                                                                  =============
See accompanying notes to financial statements.

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)  Description of the Plan

     The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the Company), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended and restated effective January 1, 2002.

          The Company, as plan administrator, established an administrative committee (the Administrative Committee). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

     (b)  Trustee

          Hand Benefits & Trust, Inc. (the Trustee), is the trustee of the Plan.

          Trustee fees, audit fees and all other administrative costs, excluding participant loan fees, incurred during 2002 were paid either by the Plan or through unallocated forfeitures within the Plan unless the Company elected to pay such expenses on behalf of the Plan. Participant loan fees were paid by the participants requesting the loan.

     (c)  Eligibility

          All employees, excluding members of a collective bargaining unit, nonresident aliens, leased employees, and employees of an affiliate of the Company that has not adopted the Plan, are eligible to participate in the Plan on the first day of any month coinciding with or immediately following the later of the date on which he or she completes 60 days of service or attains age 21.

     (d)  Rollovers

          Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     (e)  Contributions

          Eligible employees may contribute, on a pretax basis, an amount up to 20% of their compensation, as defined. In addition, eligible employees who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to limitations of section 414(v) of the Code. The Company does not match the employees' catch-up contributions. Employee contributions are subject to certain limitations.

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

          Employee contributions for the year ended December 31, 2002, include excess contributions which will be refunded to participants subsequent to year end as the contributions were determined to be in excess of maximum contributions levels for certain participants. A liability for excess contribution refunds in the amount of $257,548 and $429,555 has been reflected in the statements of net assets available for plan benefits as of December 31, 2002 and 2001, respectively.

          The Company will make matching contributions based on a percentage, if any, as determined each plan year by the Company. During 2002, the Company made matching contributions equal to 25% of the first 6% of each participant's contribution.

          The Plan allows the Company to make a "true-up" matching contribution at its sole discretion at the end of a plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company. The Company did not elect to make a "true-up" matching contribution for the 2002 plan year.

     (f)  Participant Accounts

          Each   participant's   account  is  credited  with  the  participant's
          contributions, the Company's matching contributions and the participant's share of earnings, losses, any appreciation or depreciation of the funds invested and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (g)  Loans

          Participants may borrow from their before-tax contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Loans must be repaid within five years for general loans and fifteen years for loans used to purchase a primary residence. Principal and interest are repaid through after-tax payroll deductions.

     (h)  Investment Options

          The Plan allows for participant transactions on the first day of any given month with respect to changes in the contribution level. The Plan allows for participant transactions on a daily basis with respect to (a) the transfer of funds from one investment alternative to another and (b) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice. The Plan provides for contributions to be invested by the Trustee among the Company's common stock, five mutual funds, and five common/collective trust funds in accordance with participant investment elections and the provisions of the trust agreement.

          The Trustee utilizes a short-term investment account to invest assets of the Plan pending investment into the directed funds.

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (i)  Company Common Stock Voting Rights

          Participants are entitled to exercise voting rights attributable to the shares of Integrated Electrical Services, Inc. common stock allocated to their account and are notified prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any shares for which instructions have not been given by the participant.

     (j)  Vesting

          Participants  are  100%  vested  in  their   contributions,   rollover
          contributions, and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:


                                                      Vested
           Completed years of service               percentage
           ----------------------------------------------------
           Less than 3                                   0%
           3 or more                                    100


     (k)  Forfeitures

          Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan's ordinary and necessary administrative expenses and then any remaining forfeitures are used to reduce the Company matching contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled approximately $305,000 and $396,368, respectively. During 2002, approximately $191,000 of forfeitures were utilized to pay plan expenses and reduce Company matching contributions.

     (l)  Withdrawals

          Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59-1/2, he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Upon retirement, termination of employment, death, or permanent disability, participants or their beneficiaries will be paid in the form of a lump sum equal to the vested value of their accounts.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The Trustee provides statements, prepared on a cash basis of accounting, to the Company. Adjustments have been made to convert the statements to an accrual basis for reporting purposes. Withdrawals are recorded when paid.

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

     (c)  Investment Valuation and Gains (Losses) on Investments

          Investments are reported at market value. Mutual funds and the Company's common stock are valued based upon quoted market prices. The common/collective trust funds are valued at fair value based upon the market value of the underlying assets. The Hand Composite Employee Benefit Trust - Short-Term Income Fund (the Short-Term Income Fund) is a fully benefit-responsive common/collective trust fund investing in short-term debt instruments, including guaranteed investment contracts. The investments of the Short-Term Income Fund are stated at amortized cost which approximates fair value. Participant loans are valued at cost, which approximates fair value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net depreciation in fair value of investments in the statement of changes in net assets available for plan benefits.

          Purchase and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (3)  Investments

          The following table presents investments that represent 5% or more of the Plan's net assets for December 31, 2002 and 2001:

 December 31, 2002:

     American Growth Fund of America                            $    11,827,263
     Hand Benefit and Trust Company
        Composite Employee Benefit Group Trust:
           Benefit Trust Equity Index 500 Fund                        8,906,439
           Short-Term Income Fund                                    11,191,362
           SMART Aggressive Fund                                      4,486,883
           SMART Moderate Fund                                        5,623,971
     Fidelity Advisor Government Investment Portfolio                 9,290,123
     Investment Company of America                                    5,411,148
     Janus Worldwide Fund                                             9,146,218
     MFS Capital Opportunities Fund                                   6,619,115

December 31, 2001:

     American Growth Fund of America                            $    19,059,759
     Hand Benefit and Trust Company
        Composite Employee Benefit Group Trust:
           Benefit Trust Equity Index 500 Fund                       12,133,183
           Short-Term Income Fund                                    10,655,399
           SMART Aggressive Fund                                      5,197,719
           SMART Moderate Fund                                        6,466,815
     Fidelity Advisor Government Investment Portfolio                 6,830,047
     Investment Company of America                                    6,368,231
     Janus Worldwide Fund                                            13,813,496
     MFS Capital Opportunities Fund                                  10,408,388


          During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:


          Common/collective trust funds          $ (4,691,863)
          Mutual funds                            (11,902,480)
          Common stock                               (934,010)
                                                --------------
                                                $ (17,528,353)
                                                ==============

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (4)  Concentration of Investments

          The Plan's investment in Integrated Electrical Services, Inc. common stock represents 4% of total investments as of December 31, 2002 and 2001. The Company is the largest provider of electrical contracting services in the United States and provides a broad range of services including designing, building and maintaining electrical, low voltage and utilities systems for commercial, industrial and residential customers.

     (5)  Transfers From Other Plans

          During 2002, account balances of employees of various acquired companies who had participated in plans sponsored by the acquired companies were transferred to the Plan. Transfers from the acquired companies' plans totaled $1,334,650.

     (6)  Transfers To Other Plans

          During 2002, account balances of employees of various divested companies who had participated in the Plan were transferred from the Plan. Transfers from the Plan totaled $7,200,114.

     (7)  Risks and Uncertainties

          The Plan provides for various investments in common/collective trust funds, mutual funds, and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

     (8)  Tax Status

          The Plan obtained its latest determination letter on October 18, 2001, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. Even so, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

     (9)  Priorities Upon Termination

          Under the terms of the Plan, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the balance of their accounts. The Trustee would then commence distribution as directed by the Administrative Committee.

     (10) Related-Party Transactions

          Certain Plan investments are units of common/collective trust funds managed and distributed by Hand Benefits & Trust, Inc. Hand Benefits & Trust, Inc. is the Trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan provides for investment in Company common

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.

     (11) Nonexempt Transactions

          As reported on Schedule 1, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2002. The Company remitted earnings on the nonexempt transactions subsequent to year-end.

     (12) Subsequent Event (unaudited)

          Participant account balances from an acquired company's former plan totaling approximately $6,000,000 will be merged into the Plan on or after July 10, 2003.

                                    Signature


The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





June 27, 2003

                                     Integrated Electrical Services, Inc.
                                     401(k) Retirement Savings Plan




                                     By: /s/ Margery M. Harris
                                         ---------------------
                                     Margery M. Harris
                                     Senior Vice President - Human Resources and
                                     an Advisory Member of the Administrative
                                     Committee






                                            Exhibit Index

    Exhibit
     number                           Description
----------------   ---------------------------------------------------------------------------------
      23.1         Independent Auditors' Consent
      23.2         Notice Regarding Consent of Arthur Andersen LLP
      99.1         Certification of the Senior Vice President - Human Resources and an
                   Advisory Member of the Administrative Committee pursuant to 18 U.S.C.
                   Section 1350, as adopted pursuant to Section 906 of the Sabanes-Oxley Act of 2002
      99.2         Certification of the Chief Financial Officer pursant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sabanes-Oxley Act of 2002



                                                                                                                          Schedule 1

                                                INTEGRATED ELECTRICAL SERVICES, INC.
                                                   401(k) RETIREMENT SAVINGS PLAN
                                                 Schedule G, Part III - Schedule of
                                                     Nonexempt Transactions Year
                                                       ended December 31, 2002


                           Relationship to plan,       Description of transactions, including
   Identity of party        employer, or other            maturity date, rate of interest,               Amount    Interest incurred
        involved             party in interest             collateral, and maturity value                loaned         on loan
-----------------------  --------------------------   --------------------------------------------     ----------- -----------------
Integrated Electrical
     Services, Inc.      Plan Sponsor                 Lending of monies from the plan to the
                                                         employer (contributions not timely
                                                         remitted to the Plan) as follows:
                                                             Deemed loan dated July 23, 2001
                                                                maturity January 11, 2002,
                                                                with weighted average interest
                                                                 at 8.40% per month                    $     1,485         46 (a)
                                                             Deemed loan dated August 21,
                                                                2001, maturity February 22, 2002,
                                                                with weighted average interest
                                                                 at 10.01% per month                         1,680        297 (a)
                                                             Deemed loan dated September 24,
                                                                2001, maturity February 22, 2002,
                                                                with weighted average interest
                                                                 at 13.09% per month                         2,112        488 (a)
                                                             Deemed loan dated September 24,
                                                                2001, maturity March 8, 2002,
                                                                with weighted average interest
                                                                 at 13.09% per month                           375        110 (a)
                                                             Deemed loan dated October 22,
                                                                2001, maturity January 16, 2002,
                                                                with weighted average interest
                                                                 at 16.43% per month                           527         46 (a)
                                                             Deemed loan dated October 22,
                                                                2001, maturity March 8, 2002,
                                                                with weighted average interest
                                                                 at 16.43% per month                         3,360      1,233 (a)
                                                             Deemed loan dated November 21,
                                                                2001, maturity February 22, 2002,
                                                                with weighted average interest
                                                                 at 22.07% per month                            24          9 (a)
                                                             Deemed loan dated November 21,
                                                                2001, maturity March 8, 2002,
                                                                with weighted average interest
                                                                 at 22.07% per month                         2,636      1,299 (a)
                                                             Deemed loan dated December 21,
                                                                2001, maturity January 9, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                         4,440        340 (a)
                                                             Deemed loan dated December 21,
                                                                2001, maturity January 16, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                         3,284        446 (a)
                                                             Deemed loan dated December 21,
                                                                2001, maturity January 23, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                         6,334      1,238 (a)
                                                             Deemed loan dated December 21,
                                                                2001, maturity January 25, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                        11,263      2,392 (a)
                                                             Deemed loan dated December 21,
                                                                2001, maturity February 6, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                         6,766      2,127 (a)

                                                                 13

                                                             Deemed loan dated December 21,
                                                                2001, maturity February 22, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                         8,276      3,727 (a)
                                                             Deemed loan dated December 21,
                                                                2001, maturity March 8, 2002,
                                                                with weighted average interest
                                                                 at 25.49% per month                         1,738        989 (a)
                                                             Deemed loan dated January 23,
                                                                2002, maturity February 6, 2002,
                                                                with weighted average interest
                                                                 at 0.91% per month                         15,805         67
                                                             Deemed loan dated January 23,
                                                                2002, maturity February 22, 2002,
                                                                with weighted average interest
                                                                 at 0.96% per month                         10,665        103
                                                             Deemed loan dated January 23,
                                                                2002, maturity March 8, 2002,
                                                                with weighted average interest
                                                                 at 3.51% per month                         12,294        633
                                                             Deemed loan dated January 23,
                                                                2002, maturity April 9, 2002,
                                                                with weighted average interest
                                                                 at 7.15% per month                          2,639        478
                                                             Deemed loan dated January 23,
                                                                2002, maturity May 17, 2002,
                                                                with weighted average interest
                                                                 at 6.40% per month                            173         42
                                                             Deemed loan dated February 22,
                                                                2002, maturity March 8, 2002,
                                                                with weighted average interest
                                                                 at 8.97% per month                             38          2
                                                             Deemed loan dated February 22,
                                                                2002, maturity April 12, 2002,
                                                                with weighted average interest
                                                                 at 10.80% per month                           234         41
                                                             Deemed loan dated February 22,
                                                                2002, maturity December 6, 2002,
                                                                with weighted average interest
                                                                 at 6.71% per month                          1,696      1,089
                                                             Deemed loan dated March 21,
                                                                2002, maturity April 5, 2002,
                                                                with weighted average interest
                                                                 at 11.63% per month                         1,981        116
                                                             Deemed loan dated March 21,
                                                                2002, maturity April 9, 2002,
                                                                with weighted average interest
                                                                 at 10.23% per month                         1,373         89
                                                             Deemed loan dated March 21,
                                                                2002, maturity April 12, 2002,
                                                                with weighted average interest
                                                                 at 9.52% per month                            234         16
                                                             Deemed loan dated March 21,
                                                                2002, maturity May 24, 2002,
                                                                with weighted average interest
                                                                 at 6.46% per month                          2,907        401
                                                             Deemed loan dated April 19,
                                                                2002, maturity April 25, 2002,
                                                                with weighted average interest
                                                                 at 5.00% per month                         94,366        944
                                                             Deemed loan dated April 19,
                                                                2002, maturity May 17, 2002,
                                                                with weighted average interest
                                                                 at 4.86% per month                         10,902        494



                                                                 14

                                                             Deemed loan dated April 19,
                                                                2002, maturity May 24, 2002,
                                                                with weighted average interest
                                                                 at 4.84% per month                          2,833        160
                                                             Deemed loan dated April 19,
                                                                2002, maturity May 29, 2002,
                                                                with weighted average interest
                                                                 at 4.83% per month                          3,014        194
                                                             Deemed loan dated April 19,
                                                                2002, maturity September 10, 2002,
                                                                with weighted average interest
                                                                 at 5.26% per month                         16,281      4,107
                                                             Deemed loan dated April 19,
                                                                2002, maturity February 7, 2003,
                                                                with weighted average interest
                                                                 at 5.53% per month                          5,655      2,669 (b)
                                                             Deemed loan dated May 21,
                                                                2002, maturity June 11, 2002,
                                                                with weighted average interest
                                                                 at 9.41% per month                             58          4
                                                             Deemed loan dated May 21,
                                                                2002, maturity January 17, 2003,
                                                                with weighted average interest
                                                                 at 5.63% per month                          1,630        685 (b)
                                                             Deemed loan dated December 27,
                                                                2002, maturity January 10, 2003,
                                                                with weighted average interest
                                                                 at 2.17% per month                         16,810         49 (b)
                                                             Deemed loan dated May 21,
                                                                2002, maturity May 23, 2003,
                                                                with weighted average interest
                                                                 at 5.63% per month                            399        168 (b)
                                                             Deemed loan dated June 21,
                                                                2002, maturity July 1, 2002,
                                                                with weighted average interest
                                                                 at 12.27% per month                        10,826        443
                                                             Deemed loan dated June 21,
                                                                2002, maturity January 17, 2003,
                                                                with weighted average interest
                                                                 at 4.80% per month                          1,697        524 (b)
                                                             Deemed loan dated July 22,
                                                                2002, maturity June 26, 2003,
                                                                with weighted average interest
                                                                 at 4.70% per month                          2,380        604 (b)
                                                             Deemed loan dated July 22,
                                                                2002, maturity July 23, 2002,
                                                                with weighted average interest
                                                                 at 1.96% per month                          1,306          1
                                                             Deemed loan dated August 21,
                                                                2002, maturity December 27, 2002,
                                                                with weighted average interest
                                                                 at 5.41% per month                            189         44
                                                             Deemed loan dated August 21,
                                                                2002, maturity June 26, 2003,
                                                                with weighted average interest
                                                                 at 5.31% per month                          3,321        776 (b)
                                                             Deemed loan dated August 21,
                                                                2002, maturity August 27, 2002,
                                                                with weighted average interest
                                                                 at 2.02% per month                          2,574         10
                                                             Deemed loan dated August 21,
                                                                2002, maturity August 23, 2002,
                                                                with weighted average interest
                                                                 at 2.02% per month                         19,546         26


                                                                 15

                                                             Deemed loan dated August 21,
                                                                2002, maturity September 4, 2002,
                                                                with weighted average interest
                                                                 at 2.06% per month                          1,257         12
                                                             Deemed loan dated August 21,
                                                                2002, maturity November 22, 2002,
                                                                with weighted average interest
                                                                 at 6.02% per month                          4,328        808
                                                             Deemed loan dated August 21,
                                                                2002, maturity December 20, 2002,
                                                                with weighted average interest
                                                                 at 5.60% per month                          3,673        829
                                                             Deemed loan dated July 22,
                                                                2002, maturity December 27, 2002,
                                                                with weighted average interest
                                                                 at 4.76% per month                          2,702        678
                                                             Deemed loan dated September 23,
                                                                2002, maturity November 19, 2002,
                                                                with weighted average interest
                                                                 at 8.11% per month                          5,088        784
                                                             Deemed loan dated September 23,
                                                                2002, maturity November 22, 2002,
                                                                with weighted average interest
                                                                 at 8.17% per month                          7,498      1,225
                                                             Deemed loan dated September 23,
                                                                2002, maturity December 6, 2002,
                                                                with weighted average interest
                                                                 at 7.79% per month                          1,639        315
                                                             Deemed loan dated September 23,
                                                                2002, maturity December 27, 2002,
                                                                with weighted average interest
                                                                 at 6.55% per month                          5,676      1,177
                                                             Deemed loan dated October 22,
                                                                2002, maturity November 5, 2002,
                                                                with weighted average interest
                                                                 at 8.93% per month                          5,325        222
                                                             Deemed loan dated October 22,
                                                                2002, maturity November 12, 2002,
                                                                with weighted average interest
                                                                 at 9.03% per month                          7,522        475
                                                             Deemed loan dated October 22,
                                                                2002, maturity November 19, 2002,
                                                                with weighted average interest
                                                                 at 9.07% per month                          1,459        124
                                                             Deemed loan dated October 22,
                                                                2002, maturity December 13, 2002,
                                                                with weighted average interest
                                                                 at 7.38% per month                          8,690      1,111
                                                             Deemed loan dated October 22,
                                                                2002, maturity December 20, 2002,
                                                                with weighted average interest
                                                                 at 6.76% per month                          3,222        428
                                                             Deemed loan dated November 22,
                                                                2002, maturity January 24, 2003,
                                                                with weighted average interest
                                                                 at 3.61% per month                            656         31 (b)
                                                             Deemed loan dated November 22,
                                                                2002, maturity January 7, 2003,
                                                                with weighted average interest
                                                                 at 3.61% per month                          9,178        431 (b)
                                                             Deemed loan dated December 20,
                                                                2002, maturity January 24, 2003,
                                                                with weighted average interest
                                                                 at 2.17% per month                            832          7 (b)


                                                                 16

                                                             Deemed loan dated December 20,
                                                                2002, maturity February 4, 2003,
                                                                with weighted average interest
                                                                 at 2.17% per month                            576          5 (b)


                                                                                                                    ---------
(a)     Represents calculated interest from January 1, 2002 through the date of maturity.                             $38,428 (c)
                                                                                                                    =========
(b)     Represents calculated interest from the date of the loan through December 31, 2002.

(c)     The Plan Sponsor remitted interest to the Plan subsequent to plan year end.


See accompanying independent auditors' report.






                                                                                                 Schedule 2



                                    INTEGRATED ELECTRICAL SERVICES, INC.
                                 401(k) RETIREMENT SAVINGS PLAN Schedule H,
                             Line 4i - Schedule of Assets (Held at End of Year)
                                             December 31, 2002


                                                                  Principal
                                                                   amount
                   Identity of issue/                            or numbers                 Current
                description of investment                         of shares                  value
----------------------------------------------------------    ------------------       -------------------
American Growth Fund of America                                      640,350        $       11,827,263
Hand Composite
     Employee Benefit  Trust:
        Benefit Trust Equity Index 500 Fund*                         936,788                 8,906,439
        Short-Term Income Fund*                                   11,191,362                11,191,362
        SMART Aggressive Fund*                                       461,143                 4,486,883
        SMART Conservative Fund*                                     293,496                 3,279,782
        SMART Moderate Fund*                                         524,072                 5,623,971
Fidelity Advisor Government Investment Portfolio                     900,206                 9,290,123
Fidelity Money Market Fund                                               122                       122
Integrated Electrical Services, Inc., common stock*                  773,245                 2,976,993
Investment Company of America                                        230,458                 5,411,148
Janus Worldwide Fund                                                 284,663                 9,146,218
MFS Capital Opportunities Fund                                       708,685                 6,619,115
Interest-bearing cash                                      $           6,907                     6,907
Participant loans* (interest rates ranging
     from 4.0% to 11.5%)                                   $       3,347,853                 3,347,853
                                                                                       -------------------
                 Total assets (held at end of year)                                 $       82,114,179
                                                                                       ===================
* Indicates a party-in-interest.

See accompanying independent auditors' report.



                                                      18